EXHIBIT 11.1

DUKE REALTY LIMITED PARTNERSHIP

EARNINGS TO FIXED CHARGES CALCULATION

(in thousands, except ratios)

Three Months
Ended March 31, 2006

Net income from continuing operations, less preferred distributions	$15,285
Preferred distributions	12,712
Interest expense	38,655
Earnings before fixed charges	$66,652

Interest expense	$38,655
Interest costs capitalized	5,580
Total fixed charges	$44,235

Preferred distributions	12,712
Total fixed charges and preferred distribution	$56,947

Ratio of earnings to fixed charges	1.51

Ratio of earnings to combined fixed charges and preferred distributions	1.17